Exhibit 99.1

Ridgetech, Inc. Reports Fiscal Year 2025 Financial Results

HANGZHOU, China, July 28, 2025 /PRNewswire/ -- Ridgetech, Inc. (Nasdaq: RDGT) (“Ridgetech” or the “Company”), a wholesale distributor of pharmaceutical and other healthcare products in China, today announced its financial results for the fiscal year ended March 31, 2025.

Mr. Frank Zhao, Interim Chief Executive Officer and Chief Financial Officer of Ridgetech, commented, “We are pleased to present a relatively stable revenue outcome for fiscal year 2025, a year marked by significant transformation for the Company. During this period, we divested our retail pharmacy business and acquired Ridgeline and its subsidiary, Allright (Hangzhou) Internet Technology Co. Ltd (“Allright”), marking our strategic expansion into both online and offline wholesale distribution of pharmaceutical and healthcare products in China.

This move reflects our commitment to shift our resources focus onto the wholesale pharmaceutical sector, aligning with the evolving landscape and intensifying competition in China’s healthcare industry. We believe Allright’s broad and growing online and offline distribution network will rapidly become an indispensable contributor to our revenue and open up new business opportunities through its multiple platforms.

Despite the scale of change in fiscal year 2025, we maintained stable total revenue of approximately US$120 million, while securing healthy profit margins across both our offline wholesale operations and online platforms. Notably, revenue from Allright’s own and third-party online platforms -- only reflecting activity from March 2025 following our acquisition on February 28, 2025 -- already contributed nearly 1% of our total revenue, with a gross margin of 7.4%.

To support this strategic shift, we increased our investment in sales and marketing by 64.2%, primarily to build a stronger foundation for post-transformation growth.

Looking ahead, with the completion of our strategic transformation and continued progress in integrating our business segments and internal resources, we believe Ridgetech is now better positioned to drive long-term sustainable growth and deliver improved financial performance.”

Fiscal Year 2025 Financial Summary

In accordance with ASC 205, the Company has classified the historical retail operations, primarily conducted through Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Investment”) and its controlled entities, as discontinued operations and has re-presented prior periods accordingly. As a result, the comparative figures in this release reflect these adjustments and may differ from those previously reported.

•	Revenue was $119.97 million for the fiscal year ended March 31, 2025, compared to $123.99 million for the same period of last year.

•	Gross profit was $3.84 million for the fiscal year ended March 31, 2025, compared to $4.88 million for the same period of last year.

•	Gross margin was 3.2% for the fiscal year ended March 31, 2025, compared to 3.9% for the same period of last year.

•	Net income was $10.20 million, or $1.84 per basic and diluted earnings per share, for the fiscal year ended March 31, 2025, compared to net loss of $4.23 million, or $2.93 per basic and diluted loss per share, for the same period of last year.

Fiscal Year 2025 Financial Results

Revenue

Revenue decreased by $4.02 million, or 3.2%, to $119.97 million for the fiscal year ended March 31, 2025, from $123.99 million for the same period of last year.

Revenue from offline wholesale decreased by $5.13 million, or 4.3%, to $118.86 million for the fiscal year ended March 31, 2025, from $123.99 million for the same period of last year. As a local wholesale distributor in pharmaceutical products, the Company’s sales are limited to local and neighborhood regions. As the market became competitive, to keep reasonable profitability, the Company abandoned certain wholesales with low gross profit margin in the year ended March 31, 2025. As a result, the wholesale revenue declined.

Revenue from Online platform increased to $1.11 million for the fiscal year ended March 31, 2025, from nil for the same period of last year. The increased figure reflects Allright’s online platform revenue for the month of March, 2025. On February 28, 2025, the Company acquired Ridgeline and its subsidiary, Allright, which is a rapidly growing online and offline wholesale distributor of pharmaceutical and other healthcare products such as health foods, cosmetics and daily necessities in China. Allright actively trades on popular online distribution platforms nationwide. Through these online platforms, the Company sell various medical products to retail pharmacies, clinics and other vendors across the country. Allright also has its own online distribution platform.

Gross profit and gross margin

Total cost of goods sold decreased to $116.13 million for the fiscal year ended March 31, 2025, from $119.12 million for the same period of last year. Gross profit decreased by $1.04 million, or 21.3%, to $3.84 million for the fiscal year ended March 31, 2025, from $4.88 million for the same period of last year. Overall gross margin decreased by 0.7 percentage points to 3.2% for the fiscal year ended March 31, 2025, from 3.9% for the same period of last year.

Gross margins for offline wholesale and online platform were 3.2% and 7.4%, respectively, for the fiscal year ended March 31, 2025, compared to gross margins for offline wholesale and online platform of 3.9% and nil%, respectively, for the same period of last year.

Income (Loss) from operations

Sales and marketing expenses increased by $0.60 million, or 64.2%, to $1.53 million for the fiscal year ended March 31, 2025, from $0.93 million for the same period of last year. The increase was primarily attributable to the increase in drug distribution service fee. Overall, such expenses as a percentage of the Company’s revenue were 1.3% and 0.8% respectively, for the years ended March 31, 2025 and 2024.

General and administrative expenses decreased by $8,158, or 0.2%, to $3.34 million for the fiscal year ended March 31, 2025, from $3.35 million for the same period of last year. The decrease in general and administrative expenses was primarily due to the decrease in warehousing management fee, offset by the increase in exchange loss of approximately $0.51 million. Such expenses as a percentage of revenue increased for the year ended March 31, 2025 to 2.8% from 2.7% for the same period a year ago. In the year ended March 31, 2025, the Company recorded approximately $0.52 million in warehousing management fee as compared to approximately of $0.99 million in warehousing management fee in the year ended March 31, 2024.

Loss from operations was $1.04 million for the fiscal year ended March 31, 2025, compared to income from operations of $0.60 million for the same period of last year. Operating margin was (0.9)% and 0.5% for the fiscal year ended March 31, 2025 and 2024, respectively.

Net loss from continuing operations

Net loss from continuing operations was $1.45 million and $0.79 million in the years ended March 31, 2025 and 2024.

Net income (loss)

Net income was $10.20 million, or $1.84 per basic and diluted earnings per share for the fiscal year ended March 31, 2025, compared to net loss of $4.23 million, or $2.93 per basic and diluted loss per share for the same period of last year.

Financial Condition

As of March 31, 2025, the Company had cash and cash equivalents of $12.78 million, compared to $2.30 million as of March 31, 2024. Net cash provided by operating activities was $1.25 million for the fiscal year ended March 31, 2025, compared to net cash used in operating activities of $3.16 million for the same period of last year. The change is primarily attributable to an increase in other payables and accrued liabilities of $27.88 million, an increase in accounts receivable of $11.84 million and an increase in net income (loss) of $14.43 million, offset by a decrease in accounts payable of $27.13 million, a decrease in other receivable of $11.09 million and a decrease in gain of divestiture of Jiuxin Investment of $15.76 million.

Net cash used in investing activities was $18.14 million for the fiscal year ended March 31, 2025, compared to $2.04 million for the same period of last year. The change is primarily attributable to divestiture of Jiuxin Investment.

Net cash provided by financing activities was $1.51 million for the fiscal year ended March 31, 2025, compared to $8.00 million for the same period of last year. The change is primarily due to proceeds from equity and debt financing and change in notes payables issued to Hangzhou United Bank.

About Ridgetech, Inc.

Ridgetech, Inc., formerly known as China Jo-Jo Drugstores, Inc. (“Ridgetech” or the “Company”), is a growing online and offline wholesale distributor of pharmaceutical and other healthcare products in China. Ridgetech actively trades on popular online distribution platforms nationwide and has its own online distribution platform. The Company believes that trading on these platforms offers greater opportunities to distribute pharmaceutical products nationwide. For more information about the Company, please visit www.ridgetch.com. The Company routinely posts important information on its website.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Forward-looking statements usually, but not always, contain the words “estimate,” “anticipate,” “believe,” “expect,” or similar expressions, or the negative of those words and expressions, as well as statements in future tense. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with the Company’s ability to secure additional funding, execute its business strategy, and respond to changing market conditions; fluctuations in operating results; the Company’s ability to maintain and grow its distribution platforms and customer base; the Company’s dependence on key customers; the effectiveness of marketing and business development efforts; the integration of acquired businesses, technologies, or assets; intensifying competition within the pharmaceutical and healthcare distribution industry; evolving government regulations and macro-economic conditions in China and globally; its ability to attract, hire, and retain qualified management and employees; and the adequacy of its intellectual property protection. The Company encourages you to review other factors that may affect its future results in the Company’s annual reports and in its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments, except as required by law.

For more information, please contact:

Company Contact:

Frank Zhao
Chief Financial Officer
+86-571-88077108
frank.zhao@ridgetch.com

Investor Relations Contact:

Tina Xiao
Ascent Investor Relations LLC
+1-646-932-7242
investors@ascent-ir.com

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,779,781	$2,297,256
Restricted cash	5,761,294	1,988,710
Trade accounts receivables	27,811,813	6,014,511
Inventories	9,758,071	9,076,734
Other receivables, net	2,419,671	218,765
Advances to suppliers	433,140	182,075
Due from related parties	-	19,737
Other current assets	745,477	-
Current assets of discontinued operations	-	49,884,574
Total current assets	59,709,247	69,682,362

NON-CURRENT ASSETS
Property and equipment, net	8,931	8,377
Intangible assets, net	3,302,961	1,276,737
Goodwill	1,463,733	-
Non-current assets of discontinued operations	-	24,089,614
Total non-current assets	4,775,625	25,374,728
Total assets	$64,484,872	$95,057,090

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$19,666,664	$30,576,909
Notes payable	10,386,612	6,594,442
Other payables	2,319,139	592,876
Due to related parties	2,130	2,140
Customer deposits	264,068	174,138
Taxes payable	1,521,546	543,081
Accrued liabilities	196,210	197,199
Current liabilities of discontinued operations	-	35,679,310
Total current liabilities	34,356,369	74,360,095

NON-CURRENT LIABILITIES
Deferred tax liabilities	492,121	-
Non-current liabilities of discontinued operations	-	6,403,858
Total non-current liabilities	492,121	6,403,858
Total liabilities	34,848,490	80,763,953

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares; $0.24 par value; 36,000,000,000 shares authorized; 5,855,009 and 1,743,362 shares issued and outstanding as of March 31, 2025 and 2024, respectively	1,405,202	418,407
Preferred shares; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of March 31, 2025 and 2024	-	-
Additional paid-in capital	91,743,163	86,413,978
Statutory reserves	-	1,309,109
Accumulated deficit	(63,312,779)	(73,507,246)
Accumulated other comprehensive income	(199,204)	1,005,762
Total shareholders’ equity attributed to Ridgetech	29,636,382	15,640,010
Noncontrolling interests	-	(1,346,873)
Total shareholders’ equity	29,636,382	14,293,137
Total liabilities and shareholders’ equity	$64,484,872	$95,057,090

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended March 31,
	2025	2024	2023
REVENUES, NET	$119,971,638	$123,994,053	$120,199,193

COST OF GOODS SOLD	116,132,823	119,115,636	116,597,751

GROSS PROFIT	3,838,815	4,878,417	3,601,442

SELLING EXPENSES	1,534,200	934,223	1,266,025
GENERAL AND ADMINISTRATIVE EXPENSES	3,339,954	3,348,112	5,137,741
STOCK BASED COMPENSATION	-	-	10,360,000
TOTAL OPERATING EXPENSES	4,874,154	4,282,335	16,763,766

INCOME (LOSS) FROM OPERATIONS	(1,035,339)	596,082	(13,162,324)

OTHER INCOME (EXPENSES):
INTEREST INCOME	92,834	197,763	31,582
INVESTMENT LOSS	-	(1,607,537)	(2,402,376)
OTHER INCOME (EXPENSES)	(8,155)	(13,377)	92,358

LOSS BEFORE INCOME TAXES	(950,660)	(827,069)	(15,440,760)

PROVISION FOR INCOME TAXES	503,524	(41,363)	394,541
NET LOSS FROM CONTINUING OPERATIONS	(1,454,184)	(785,706)	(15,835,301)
NET LOSS FROM DISCONTINUED OPERATIONS, NET OF TAXES	(4,103,718)	(3,448,536)	(5,303,476)
GAIN OF DIVESTITURE JIUXIN INVESTMENT	15,757,753	-	-
NET GAIN(LOSS) FROM DISCONTINUED OPREATIONS, NET OF TAX	11,654,035	(3,448,536)	(5,303,476)

NET INCOME (LOSS)	10,199,851	(4,234,242)	(21,138,777)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	5,384	(14)	(252)

NET INCOME (LOSS) ATTRIBUTABLE TO RIDGETECH, INC.	10,194,467	(4,234,228)	(21,138,525)
NET INCOME (LOSS) ATTRIBUTABLE TO RIDGETECH, INC. FROM CONTINUING OPERATIONS	(1,454,184)	(785,706)	(15,835,301)
NET INCOME (LOSS) ATTRIBUTABLE TO RIDGETECH, INC. FROM DISCONTINUED OPERATIONS	11,648,651	(3,448,522)	(5,303,224)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(1,204,966)	(729,373)	(2,617,857)
COMPREHENSIVE INCOME (LOSS)	8,994,885	(4,963,615)	(23,756,634)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	5,543,118	1,444,263	509,828
Diluted	5,543,118	1,444,263	509,828

INCOME (LOSS) PER SHARE:
Basic	$1.84	$(2.93)	$(41.46)
Diluted	$1.84	$(2.93)	$(41.46)

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$10,199,851	$(4,234,242)	$(21,138,777)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,137,240	790,449	718,002
Bad debt direct write-off and provision and reversal	85,642	(249,257)	7,579,886
Amortization of right-of-use assets	4,879,012	4,594,172	-
Loss from disposal of property and equipment	-	107,251	-
Gain of divestiture Jiuxin Investment	(15,757,753)	-	-
Deferred tax expenses(benefits)	(29,822)
Share-based compensation	-	-	10,360,000
Investment loss	-	1,607,537	2,402,376
Change in operating assets and liabilities:
Accounts receivable	10,040,414	(1,804,440)	(2,531,755)
Notes receivable	(29,271)	19,943	(20,861)
Inventories and biological assets	405,822	(1,699,621)	(522,550)
Other receivables	(11,758,658)	(672,830)	(958,671)
Advances to suppliers	(341,702)	(839,221)	201,984
Long term deposit	(1,361,613)	(132,568)	589,653
Other current assets	-	19,076	331,426
Other noncurrent assets	(359,114)	69,539	(30,483)
Amount due from related parties	-	(317,828)	-
Accounts payable	(21,128,762)	6,002,186	1,765,488
Other payables and accrued liabilities	28,752,570	868,975	(1,426,829)
Customer deposits	(162,940)	(144,761)	(1,035,456)
Taxes payable	1,314,644	(948,277)	433,054
Operating lease liabilities	(4,637,790)	(6,191,522)	-
Net cash provided by (used in) operating activities	1,247,770	(3,155,439)	(3,283,513)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment and building	(155,360)	(330,677)	(118,272)
Investment in a joint venture	-	(1,116,212)	(4,379)
Purchases of intangible assets	-	(66,973)	(12,774)
Additions to leasehold improvements	(459,907)	(525,988)	(180,672)
Acquisition of Ridgeline, net of cash acquired	4,833,439	-	-
Divestiture Jiuxin Investment, net of cash disposed	(22,353,250)	-	-
Net cash used in investing activities	(18,135,078)	(2,039,850)	(316,097)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	-	1,116,212	-
Repayment of short-term bank loan	(277,266)	(837,159)	-
Repayment of third parties loan	-	-	(1,811,558)
Proceeds from notes payable	51,689,531	56,875,403	57,965,013
Repayment of notes payable	(56,365,693)	(52,997,171)	(60,273,598)
Proceeds from issuance of shares and warrants in private placements	7,633,000	2,589,600	7,325,000
Proceeds from other payable-related parties	325,784	1,257,406	43,785
Repayment of other payable-related parties	(1,499,764)	-	(882,486)
Net cash provided by financing activities	1,505,592	8,004,291	2,366,156

EFFECT OF EXCHANGE RATE ON CASH	1,048,620	(1,505,475)	(2,535,479)

DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(14,333,096)	1,303,527	(3,768,933)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	32,874,171	31,570,644	35,339,577
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$18,541,075	$32,874,171	$31,570,644

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$137,456	$149,023	$63,668
Cash paid for interest	6,289	13,604	64,943

NON-CASH ACTIVITIES：
Cashless exercise of warrants	$-	$-	$135,118
Issuance of shares for acquisition of subsidiaries	3,582,250	-	-
Cancellation of shares for disposal of subsidiaries	4,102,848	-	-

(a)	The cash flows related to discontinued operations have not been segregated. Accordingly, the Consolidated Statements of Cash Flows include the results of continuing and discontinued operations.